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WRITER'S DIRECT NUMBER:
81-3-5251-0202

July 5, 2005

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Olympus ~~Corporation~~ Optical Co Ltd
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

The company has filed with the Tokyo stock exchange, three documents in Japanese. No English translations or versions of the documents have been prepared. We have furnished an English summary of the filing below:

- On May 30, 2005, a resolution outlining the Company's policies pertaining to possible responses to large-scale acquisitions of the Company's shares was adopted and filed. This policy outlines the procedures that the Company will take in the event that over 20% of its shares will be held by a single shareholder through a large-scale acquisition.

dlw 7/7

- On May 30, 2005, the Company filed, in Japanese without preparing an English translation, its plan to add two members to the Company's board of directors on the condition that the members are approved at the next shareholders' meeting to be held on June 29, 2005.

- On June 14, 2005, the Company also filed, in Japanese without preparing an English translation, its notice of convocation for the 137th general shareholders' meeting. The Company also filed its business records for the year ended March 31, 2005, with the notice.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-0202 if you have any questions regarding the above information.

Very truly yours,

Mako Sasaki/kab

Mako Sasaki